Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12337

SUPPLEMENT NO. 1 DATED MARCH 11, 2024

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

DOC.COM INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated December 4, 2023, of DOC.COM INC. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this supplement is to disclose the following:

∙

Updated information regarding the membership of the board of directors of the Company Doc.com, Inc. with a WRITTEN CONSENT TO ACTION WITHOUT MEETING OF THE BOARD approved the resolution to retire the CFO/Director, Patrick Devereaux from its board of directors and as a CFO/officer, and to appoint Charles Nader as the CFO, as of March 7th, 2024.

& Updated information regarding the membership of the Principal Shareholders as of March 7th, 2024.

The following information replaces the information under “Executive Officers and Directors” in the section titled “MANAGEMENT” on pages 20 of the Offering Circular on DECEMBER 4, 2023, and on page 22 “Principal Shareholders” Updated information about Principal Shareholders' membership. 400 thousand Class A shares were incorrectly included in this offering circular for Patrick Devereaux, Director, CFO without the board's consent and approval.:

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular, the executive officers and directors of the company and their positions are as follows:

MANAGEMENT

Our directors and officers currently serving our Company is as follows:

Name	Age	Positions
Charles Nader	40	President, CEO, CFO and a Director
Jamie Freed	46	Director of Marketing, Public Relations and Communications and a Director

Set forth below is a brief description of the background and business experience of our officers and directors for the past five years.

Charles Nader, President and Chief Executive Officer

Charles Nader has been our President and Chief Executive Officer since March 2021. Mr. Nader was previously the founder of companies outside the United States in the healthcare industry, Doctordice.com, an electronic healthcare platform in Mexico that is no longer operational.

In 2015 Mr. Nader was accepted into the “Technology enabled blitzscaling” program at Stanford University where he went to study the methodology of scaling technology companies worldwide.

From 2016 to 2023 Mr. Nader spent time studying the healthcare industry worldwide, speaking to government officials in several countries as well as private industry to develop the Doc.com platform and create a form of free basic healthcare. Mr. Nader received an honorary doctorate degree in 2023 by the World Leaders Organization for his work in designing and advocating for a sustainable and scalable business model that provides free basic healthcare for all which is the underlying mission of Doc.com’s business model.

Jamie Freed, Director of Marketing, Public Relations, and Communications

Since June 2023 Jamie Freed has been our Director of Marketing, Public Relations, and Communications. Since June 2008 Mr. Freed has been the Chief Executive Officer of Freed Management Inc., a firm based in Los Angeles which provides celebrity management, branding, marketing, and consulting and services.

PRINCIPAL SHAREHOLDERS

The following table sets forth as of the date of this Offering Circular, certain information regarding beneficial ownership of our common stock by:

●Each executive officer

●Each person known to us to beneficially own 5% or more of our common stock;

●Each director; and

●All of our executive officers and directors as a group,

Class A & B Common Stock:

	Amount and Nature of Beneficial Control	Percent of class Before Offering	Percent of class After Offering	Percent of voting power of class pre-Offering	Percent of voting power of class post-Offering
Name of Beneficial Owner (1)	(2)	(3)	(4)	(5)	(6)
Directors and Officers:

Charles Nader,
Chairman, Director, Chief Executive Officer
Class A shares	145,000,003.50	89.13%	77.26%	31.340%	29.733%

Charles Nader,
Chairman, Director, Chief Executive Officer
Class B shares (20X vote)	15,000,000	100.00%	100.00%	64.841%	61.52%

Charles Nader total voting power				96.180%	91.250%
Jamie Freed, Director,
class A shares	8,000,000	4.91%	4.262%	1.729%	1.640%